

May 24, 2013

<u>Via E-mail</u>
Craig Hagopian
President
Havana Furnishings, Inc.
7940 Silverton Avenue, #109
San Diego, CA 92126

> **Re:** **Havana Furnishings, Inc.**
> **Current Report on Form 8-K**
> **Filed April 25, 2013**
> **File No. 333-176684**

Dear Mr. Hagopian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In future amendments please include page numbers. Please note that, for purposes of this comment letter, page numbers refer to the page numbers corresponding to the printed EDGAR copy of the filing.

<u>Special Note Regarding Forward Looking Statements, page 2</u>

2. Please revise your disclosure to remove any references to the "safe harbor" provision of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. See Section 21E of the Securities Exchange Act of 1934, as amended.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

Description of Business, page 4

Products, page 5

Performance Category – Energy Drinks, page 6

3. We note your disclosure indicating that NuZee's primary suppliers include "multiple bottlers, ingredient suppliers, and co-packers located across the United States." Pursuant to Item 101(h)(4)(v) of Regulation S-K, please provide the names of the principal suppliers.

4. Pursuant to Item 601(b)(10) of Regulation S-K, please file the agreement with your beverage architect as an exhibit.

5. Please clarify for us your disclosure that you plan to allocate your "development cost by amortizing the expense over the cost of raw materials." Explain to us how your proposed accounting complies with GAAP and clarify if the "development cost" refers to the intellectual property rights capitalized on your balance sheet.

6. We note your disclosure indicating that "there are no specific FDA regulations or certification[s] regarding the manufacturing and distribution of energy shots;" however, we also note your disclosure indicating that you will continue to comply with "general regulations." Pursuant to Item 101(h)(4)(ix) of Regulation S-K, please discuss these general regulations and any other government regulations that may affect your beverage formulas, creamer supplement products and skin care products.

Protection Category-Organic Skin Care, page 7

7. We note your disclosures indicating that "[your] skin care products are purchased through iSpring, a New Zeland company owned by one of [your] directors." We note similar disclosure regarding your purchases of bottled water products on page 8. Please file as an exhibit any agreement(s) with iSpring. Refer to Item 601(b)(10) of Regulation S-K.

Pristine Category – Bottled Water, page 7

8. Please revise your description of the water source for your Bottled Water product to remove editorial comments and adjectives that could be construed as puffing, or provide the source of your information. In this regard, we note your statement indicating that the Blue Spring "is revered for its minerality properties, clarity and blue hues" and that it is "one of the purest water acquirers in the world."

9. We note your risk factor on page 11 titled "Risks Relating to Regulatory and Legal Issues." Pursuant to Item 101(h)(4)(ix) of Regulation S-K, please discuss the regulations that may affect your bottled water business.

Patents and Trademarks, page 8

10. Pursuant to Item 601(b)(10) of Regulation S-K, please revise your exhibits to include your trademark purchase agreement.

Risk Factors, page 9

General

11. Please revise to eliminate duplicative risk factor disclosure. In this regard, we note that you have three separate risk factors regarding the volatility of your common stock. We also note that you have two separate risk factors regarding the penny stock rules.

12. Please include a risk factor to indicate that because your officer and directors beneficially own a majority of your stock they have the power to determine who is elected to the board and to control your business affairs.

13. The working capital amount disclosed on the first page of your risk factor disclosures does not agree to your financial statements. Please revise this amount as necessary.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, page 9

14. Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please also discuss this estimate in your "Management's Discussion and Analysis" section.

Our success is dependent on collaborative agreements, page 10

15. We note your disclosure under the "Pristine Category-Bottled Water" section, indicating that you are "pursuing a host of strategic partnerships" and under the "Protection Category-Organic Skin Care" section that you "plan to employ a strategy of working with established brands for custom private label programs." Please include in your risk factor a discussion of the risks associated with not having finalized any of these agreements.

No Assurance of a Liquid Public Market For Securities, page 13

16. Your current disclosure in the first sentence that there has been no significant market in your common stock suggests that there has been some trading. Based on your disclosure on page 23, it appears there has been no market to date. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Plan of Operations, page 15

17. Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to build your network of distributors, and increase your product availability. For example, discuss how you "plan to employ a strategy of working with established brands for custom private label programs rather than building a new brand in the United States" and when you expect to complete the "market trials to measure sell-through" of the NuZee Pristine products. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding, including a discussion of those milestones that you expect would receive priority over others in the event your liquidity is insufficient to achieve each of the milestones.

18. We note your reference indicating that your business outline is included in the "Operational Strategies" section, however, that section has not been included. Please revise your disclosure to include this section or eliminate any references to that section.

Securities Ownership of Certain Beneficial Owners and Management, page 17

19. Schedule A to the Share Exchange Agreement reflects that 3,040,000 shares were issued to PBB. Please revise to include PBB in the table and please disclose by footnote or otherwise the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to these shares.

Directors and Executive Officers, page 17

20. Describe the business experience during the past five years of each director and executive officer, including principal occupation and employment, daters or duration of employment and the name of any corporation or other organization in which each director or executive officer's occupation was carried on. See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 19

21. Please revise your disclosure to cover the required 10-year period. See Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 22

22. We note your disclosure on page 8 that "all bottled water products are purchased through iSpring, a … company owned by one of [y]our Directors, Masa Higashida." Please revise to provide the information required by Item 404 of Regulation S-K with respect to your arrangements with iSpring.

23. We note your disclosure that NuZee has received advances from its majority stockholder totaling $150,014 that are due on demand. Please revise to provide the disclosure required by Item 404(a)(1) and (5) of Regulation S-K. To the extent this agreement is in writing, please file it as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

24. We note your disclosure indicating that you have decided to focus your sales and marketing efforts on the energy drink market and therefore you have provided a loss contingency against the deposit made towards the purchase of skin care products. However, throughout your filing you indicate that "NuZee is exploring the importation and distribution of a line of natural skincare products," and that "NuZee is evaluating the market opportunity for the Skin Care business and plans to employ a strategy of working with established brands." Please revise your disclosures to clarify the current status of your skin care business.

25. We note your disclosure indicating that the Company's Board of Directors received written consent from the shareholders of the majority of the Company's outstanding shares of common stock to approve an amendment to your articles of incorporation. Please discuss why you did not file a Preliminary Information Statement pursuant to Exchange Act Rules 14c-2 and 14c-5.

Item 3.02 Unregistered Sales of Equity Securities, page 26

26. Please revise to provide the disclosure required by Item 701(d) of Regulation S-K.

Item 4.01 Changes in Certifying Accountant, page 26

27. We note your disclosure under the heading "(b) Engagement of Independent Certifying Accountant." Please revise your disclosure to fully comply with Item 304(a)(2) of Regulation S-K. Specifically, you must disclose whether you consulted the newly engaged accountant regarding any matters described in Item 304(a)(2)(i) or (ii) during your two most recent years and the subsequent interim period through the date of engaging that accountant.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 28

28. We note that Havana Furnishings, Inc. historically has presented a fiscal year-end of July 31 and Nuzee Co., Ltd. ("Nuzee") has a fiscal year-end of September 30. Please disclose

any intended change in fiscal year from the fiscal year-end used by Havana prior to the acquisition.

Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.

Report of Independent Registered Public Accounting Firm

29. Please obtain and file a revised audit report which identifies Nuzee Co., Ltd. as "A development stage company."   This may be done in the addressee heading.

30. We note that Nuzee's audit report does not include an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. Please have your auditors explain to us the reasons why no going concern paragraph was included in their audit report despite Nuzee's minimal revenues and significant cumulative net losses and your disclosures on the first page of your risk factors indicating that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Statements of Cash Flows

31. We note that you recorded $80,422 of inventory impairment charges on $153,664 of inventory purchases. Please explain to us the reasons that necessitated impairments on over 50% of your inventory balance. Also quantify for us the extent to which these impairments related to inventory purchased from related parties.

Exhibit 99.02 Unaudited Interim Financial Statements for Nuzee Co., Ltd.

32. Please amend your filing to provide interim Nuzee financial statements for the period ending March 31, 2013.

Balance Sheets

33. Based on the unchanged amount of your intellectual property assets at both balance sheet dates, it appears that you may have assigned an indefinite life to these assets. If our understanding is correct, explain why you believe these assets are expected to indefinitely contribute to your future cash flows considering your limited operating history, nominal revenues and significant net losses. Please review the guidance in paragraphs 1-4 of ASC 350-30-35.

Statements of Operations

34. Please revise your statements of operations and cash flows to provide inception to date columns through the most recent date of your financial statements. See ASC 915-225-45-1 and 915-230-45-1.

4. Related Party Transactions

35. We note that you made a $139,661 deposit towards the purchase of skin care products
from an entity controlled by your majority stockholder, but later "provided a loss
contingency against this deposit." Please address the following items:

- Based on your balance sheet, it appears you reflect the $139,661 deposit within
current assets with an equally offsetting amount in current liabilities for the
"contingency." Please clarify why the impairment of your deposit appears to be
reflected within current liabilities and not netted with your deposit balance.

- Since you placed your deposit with a commonly controlled entity, please clarify why
the deposit is not considered recoverable.

- Please revise the statement of cash flow description of your deposit impairment.

Exhibit 99.03 Pro Forma Consolidated Financial Statements

36. Please present annual and interim pro forma financial statements using Nuzee's
September 30, 2012 and March 31, 2013 financial reporting periods. See Rule 11-02(c)
of Regulation S-X.

Proforma Balance Sheet

37. We note that your pro forma adjustment inappropriately eliminated Nuzee's accumulated
deficit. Please ensure your revised pro forma balance sheet eliminates only Havana
Furnishing's APIC and accumulated deficit balances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director